

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Roy Wolvin
Chief Financial Officer
Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St Laurent, Quebec, Canada, H4M 2V2

>   **Re: Nymox Pharmaceutical Corporation**
>   **Form 10-K for the Fiscal year Ended December 31, 2012**
>   **Filed March 15, 2013**
>   **File No. 001-12033**

Dear Mr. Wolvin:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4
NX-1207 for Enlarged Prostate (BPH), page 14

1. Please disclose all material terms of your license and collaboration agreement with Recordati in this section including:
   * the material rights and obligations conferred on both parties to the collaboration agreement;
   * the intellectual property, if any, transferred or licensed to Recordati;
   * the amount of payments including initial fees, milestone payments or other payments made or received to date;
   * the aggregate amount of additional potential milestone payments you may receive in the future;
   * the provisions of the agreement regarding royalties;
   * the duration and termination provisions of the agreement; and

- any additional material provisions.

Patents and Intellectual Property Rights, pages 21-22

2. Please disclose in this section the number of material patents, if any, covering NX-1207. As to each such license, please provide:
   - the expiration date,
   - the jurisdiction covered by the patent
   - the nature of each such patent and
   - whether the patent is owned by or licensed to the company.

   As to any licensed material patents related to NX-1207, indicate from whom they were licensed and describe the material terms of the license agreement and the duration of the license including any conditions that must be satisfied in order to maintain the license. Please file all such license agreements as exhibits to your report. Alternatively, provide us your analysis as to why the registrant is not substantially dependent upon the license.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

   Sincerely,

   /s/ Jeffrey P. Riedler

   Jeffrey P. Riedler
   Assistant Director